Exhibit 99.1

BURCON FILES NASDAQ LISTING APPLICATION

Vancouver, British Columbia, September 1, 2011— Burcon NutraScience Corporation (TSX – BU) (“Burcon” or the “Company”) is pleased to announce that it has filed an application to list its common shares on the NASDAQ Stock Market LLC and has filed a registration statement to register its common shares on Form 40-F with the United States Securities and Exchange Commission (the “SEC”), pursuant to section 12 of the United States Securities Exchange Act of 1934.

Listing of the Company’s common shares on NASDAQ is subject to receipt of all necessary regulatory approvals, including NASDAQ and the SEC and is expected to take until the end of September or mid October 2011. In connection with the filing of its Form 40-F, the Company has filed on SEDAR its 2011 consolidated financial statements prepared in accordance with International Financial Reporting Standards.

"This listing is a natural evolution for our company," said Johann F. Tergesen, president and COO of Burcon, adding "Under the previously announced CLARISOY® soy license agreement, Archer Daniels Midland Company, our US-based partner, has an exclusive and global license for the production, distribution and sale of CLARISOY® across all geographic regions and all product uses and we expect initial commercial sales of CLARISOY® by ADM will be in the United States. Having our shares traded on NASDAQ will make it easier for investors in the United States to invest in Burcon thus increasing our liquidity and addressing demand for our shares from investors south of the border. This listing will not involve any money raise or issuance of shares from treasury."

Burcon also reports that we have recently received notice from the United States Patent and Trademark Office that two of our U.S. patent applications have now proceeded to grant as United States patents. The first U.S. Patent – titled “Canola Protein Isolate Functionality II” (US Patent No. 7,989,017) covers functional applications of blends of Burcon’s canola protein isolates Puratein® and Supertein™ in food and beverage products. The second U.S. Patent – titled “Canola Protein Isolate” (US Patent No. 7,981,450) covers extraction procedures that improve the quality and purity of Supertein™ canola protein isolate.

“We have been encouraged by recent transactions in the general intellectual property markets,” said Johann F. Tergesen, president and COO of Burcon, adding “Strategic buyers have been recognizing the value inherent in a patent portfolio’s ability to protect a product’s market. We have seen increased interest from a variety of participants in our market place in all aspects of our products and our patents. Burcon’s business strategy has been to develop a sound patent portfolio that broadly protects our core inventions. In general we have sought to protect our processing technologies, the functional applications of our novel proteins as they may be used in end products, and also to protect the signature characteristics of the proteins themselves. To-date, our patent portfolio consists of 170 issued patents in various countries, including 29 issued U.S. patents, and in excess of 300 additional pending patent applications, 72 of which are U.S. patent applications.”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in low pH solutions. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 170 issued patents in various countries, including 29 issued U.S. patents, and in excess of 300 additional pending patent applications, 72 of which are U.S. patent applications.

###

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development or reliance on our development partner. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca